Exhibit 99.17

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of class A exchangeable subordinate voting shares, no par value, of Brookfield Infrastructure Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 27, 2024   **BROOKFIELD CORPORATION**

By: /s/ Swati Mandava
       Name: Swati Mandava
       Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee,
BAM CLASS B PARTNERS INC.

By: /s/ Kathy Sarpash
       Name: Kathy Sarpash
       Title: Secretary

BIPC HOLDING LP, by its general partner,
BIPC GP HOLDINGS INC.

By: /s/ Aaron Kline
       Name: Aaron Kline
       Title: Director

BIPC GP HOLDINGS INC.

By: /s/ Aaron Kline
       Name: Aaron Kline
       Title: Director

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner,
BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:/s/ James Bodi
      Name: James Bodi
      Title: Vice President

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:/s/ James Bodi
      Name: James Bodi
      Title: Vice President